

June 29, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (415) 693-2222

Howard S. Balter
Chief Executive Officer
Ad.Venture Partners, Inc.
360 Madison Avenue, 21st Floor
New York, New York 10017

> **Re: Ad.Venture Partners, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 11, 2007**
> **File No. 333-142319**

Dear Mr. Balter:

We have reviewed your filings and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary of the Material Terms of the Arrangement, page 1

1. We note your response to comment 8 of our letter dated June 1, 2007. It appears that the sixth bullet point under this heading substantially repeats the revised disclosure in the fifth bullet point. Please revise to eliminate this redundancy. Please also revise to disclose the aggregate value to the merger consideration at current market prices.

The Arrangement Proposal, page 47
Background of the Arrangement, page 47

2. We note your response to comment 14 of our letter dated June 1, 2007. Please revise throughout your prospectus to clarify the nature of the assistance Maxim Group and Legend Merchant Group provided regarding communications with your "current and prospective shareholders regarding the proposed arrangement." We note disclosure on pages 19-20 and 53, for instance, that these entities may "promot[e] the arrangement and/or solicit[] proxies."

The Board's Reasons for the Approval of the Arrangement, page 51

3. We note your response to comment 16 of our letter dated June 1, 2007. Please
    revise your disclosure under this heading to clarify that the bullet point disclosure
    on page 51 includes a discussion of all material factors considered by the board of
    directors. In addition, please revise the discussion under Other Factors to provide
    a brief discussion of each of the identified negative factors evaluated by the board
    or, alternatively, to provide specific cross-references to risk factor disclosure of
    such factors.

Opinion of New Century Capital, page 53
Public Comparable Companies Analysis, page 55

4. We note your response to comment 19 of our letter dated June 1, 2007. Please
    revise your discussion to disclose why each of the four selected companies was
    determined to be most representative of the four identified sub-sectors of the
    industry. With respect to the Merger and Acquisition Transaction Analysis,
    please revise to clarify the selection criteria used in determining comparability of
    the target to 180 Connect.

Discounted Cash Flow Analysis, page 58

5. We note your response to comment 22 of our letter dated June 1, 2007. Please
    revise your discussion to clarify whether the selected EBITDAs of comparable
    companies and transactions were the same as those used in the Public Comparable
    Companies Analysis, Comparable Company Performance Analysis, and Merger
    and Acquisition Transaction Analysis.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to expedite
our review. Please furnish a cover letter with your amendment that keys your responses to
our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require for
an informed investment decision. Since the company and its management are in possession
of all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me, at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Kenneth L. Guernsey
        Gian-Michele A. Marca
        Cooley Godward Kronish LLP
        101 California Street, 5th Floor
        San Francisco, California 94111